FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 November 15, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

UPDATE ON COULON AND CORVET PROJECTS – JAMES BAY

Virginia Gold Mines Inc. (“Virginia”) is pleased to provide an update on its Coulon and Corvet projects located in the Caniapiscau and LG-4 areas, James Bay, Province of Québec.

COULON

In the summer of 2004 Virginia and partner Noranda Inc. (“Noranda”) completed an exploration program that consisted of eight (8) holes (CN-04-18 to 25) and surface work on the Coulon property. An agreement, signed in June 2004, granted Noranda the option to acquire a 50% interest in the Coulon property, in return for $8 million in exploration work and for a payment of $250,000 over the next seven years. The agreement also stipulates that Noranda must invest a minimum of $1 million per year and that Virginia will be the project’s operator until a positive pre-feasibility study is completed, which study would then justify the completion of a feasibility study.

Work conducted in the DOM NORD area outlined a bimodal volcanic sequence more than 500 m thick, currently interpreted as a homoclinal sequence facing to the east. The sequence consists mainly of flows and felsic tuffs, porphyric andesites, basalts and diverse sedimentary assemblages. In the summer of 2004, two holes (CN04-22 and 23) tested the vertical extension of lens 08, which is located near the base of this sequence. Lens 08 was intersected in the winter of 2004 by hole CN04-08 (0.59% Zn, 1.31% Cu, 12.63 g/t Ag and 113 ppb Au over 38.13 m), hole CN04-15 (0.29% Zn, 1.29% Cu, 11.22 g/t Ag and 115 ppb Au over 12.27 m) and hole CN04-12 (5.8% Zn, 0.23% Pb, 0.28% Cu and 19.95 g/t Ag over 1.9 m) (see news release of April 29, 2004). On section 17N, hole CN04-22 has intersected 100 m vertically, under hole CN04-08, an intense alteration zone of 60 m thick but it did not show any significant mineralization. On section 18N, hole CN04-23 has intersected, to a vertical depth of 140 m (70 m under hole CN04-12), a zone of massive sulphides that graded 12.65% Zn, 1.54 % Pb, 1.36% Cu, 125.31 g/t Ag and 0.3 g/t Au over 4.7 m. Lens 08 is open at depth and towards the north. This same stratigraphic horizon also comprises, on section 13N, another volcanogenic sulphide zone discovered in the winter of 2004 in hole CN04-10 (2.83% Zn, 0.63% Cu and 20.34 g/t Ag over 3.07 m). This second zone was not tested in the summer of 2004 and remains open in all directions.

Hole CN04-25 on section 19N intersected a new volcanogenic sulphide zone named lens 09-25, which graded 2.91% Zn, 0.13% Pb, 1.12% Cu, 34.25 g/t Ag and 0.29 g/t Au over 21.8 m. Lens 09-25, located in the stratigraphic sequence approximately 200 m above lens 08, correlates with a significant alteration zone crosscut in the winter of 2004 by hole CN04-09. No other hole has tested this new fertile horizon and lens 09-25 is open at depth and towards the north. Hole CN04-25 replaced hole 24, which had to be abandoned for technical reasons.

Hole 25 also intersected another mineralized zone that graded 2.28% Zn, 0.68% Pb, 0.14% Cu and 44.23 g/t Ag over 2.3 m. This zone represents a third favourable contact and is located between the horizons hosting lenses 08 and 09-25. Mineralized intersections obtained in the winter of 2004 in holes CN04-12 (0.52% Zn and 15.5 g/t Ag over 2.22 m) and CN04-13 (1.62% Zn and 10 g/t Ag over 1.03 m) are also located at this contact. To date three (3) stratigraphic horizons fertile in volcanogenic mineralization have been outlined within the volcanic sequence of the DOM NORD area.

A similar volcanic sequence was also defined in the DOM area. Lens 16-17, which graded 9.94% Zn, 2.12% Pb, 0.73% Cu and 96.38 g/t Ag over 19.5 m in hole CN04-17, is located nearby the base of the sequence and occupies a stratigraphic position similar to that of lens 08 of the DOM NORD area. Stripping conducted in the summer of 2004 has exposed at surface that massive sulphide lens, which has returned values of 4.87% Zn, 0.38% Pb, 1.01% Cu and 57.1 g/t Ag over 15.6 m in channel sampling. Holes CN-04-18 to 21 have tested the extension of lens 16-17 to a vertical depth of 75 m, between sections 3N and 5N. Hole 21 (section 3N) and hole 19 (section 4N) have intersected interesting alteration zones but no significant mineralization is developed. In hole 18 (section 4+50N), the favourable contact zone is host to a pegmatite intrusion of approximately 20 m thick. Hole 20 (section 5N) intersected the favourable contact without finding alteration or mineralization. Despite the lack of mineralization at a depth of 75 m, this favourable contact is still very promising since Deep EM anomalies were detected at depth, towards the south. Moreover, another mineralized horizon is present in the DOM area. Located about 20 m above the contact hosting lens 16-17, this horizon returned some significant intersections including 1.22% Zn, 3.97 g/t Ag over 3.7 m (CN04-18) and 3.3% Zn, 0.18% Pb, 0.17% Cu and 29.66 g/t Ag over 1.8 m (CN04-20). This horizon, which previously yielded some interesting intersections in the winter of 2004, would be the stratigraphic equivalent of the zone having graded 2.28% Zn, 0.68% Pb, 0.14% Cu and 44.23 g/t Ag over 2.3 m in hole 25 of DOM NORD. Finally the stratigraphic contact holding lens 09-25 of DOM NORD has not yet been tested in the DOM area and represents an additional target.

Work conducted in the summer of 2004 has also permitted the tracing of the lateral extensions of the fertile volcanic sequence over a distance of more than 12 km. Some new mineralized showings with values anomalous in base metals have already been discovered by prospecting and many airborne EM conductors remain unexplained within this favourable sequence.

Virginia and partner Noranda are very pleased with these results, and in the winter of 2005 the partners intend to initiate an intense exploration program that will consist of geophysics and a 4000 to 5000 m drill program.

CORVET EST

In the summer and fall of 2004 Virginia also drilled 16 holes (CE04-22 to 37) totalling 3186 m on its Corvet Est property (100% Virginia). The parameters of this drill program are reported in the annexed table.

Eigth (8) additional holes (CE04-22 to 25, 31, 32, 33, and 36) have tested the Marco zone between levels -125 and –200 m. All holes have intersected the gold structure and many sub-economic to economic intersections were obtained. Best results were: 2.10 g/t Au over 46.0 m, including 4.50 g/t Au over 10.0 m (CE04-23), 6.81 g/t Au (cut) over 4.8 m (CE04-22), 2.14 g/t Au over 25.3 m (CE04-32), 2.33 g/t Au over 11.7 m (CE04-31) as well as 1.59 g/t Au over 13.0 m including 5.91 g/t Au over 2.0 m (CE04-24). A longitudinal section of the Marco zone follows.

The Marco zone is associated with a magnetic anomaly that is followed over more than 3 km laterally on the property. Three (3) new holes (CE-04-34, 35 and 37) have tested the lateral extension of this magnetic anomaly. Hole CE-04-34 has intersected an altered zone similar to the Marco zone, with several mineralized intervals, including 2.60 g/t Au over 5.0 m, 2.56 g/t Au over 3.0 m and 3.53 g/t Au over 4.0 m. This hole is located 700 m west of the Marco zone and tested the vertical extension of an intersection that had yielded 1.32 g/t Au over 7.75 m in hole CE-04-16 during the winter of 2004. Hole CE-04-35, located 400 m west of the Marco zone, has intersected a mineralized zone grading 4.99 g/t Au over 2.0 m. Hole CE-04-37, located 2 km east of Marco, has not intersected significant mineralization.

Furthermore, five (5) holes (CE04-26 to 30) were drilled in the Contact zone to test the extensions of the intersections obtained in the winter of 2004 in holes CE04-14 (10.29 g/t Au over 4.75 m) and CE04-11 (5.49 g/t Au over 6.0 m) (news release of May 4, 2004). On the whole, new holes have intersected thinner intervals with values varying from 1.01 to 11.81 g/t Au. Complete drill results are presented in the attached tables.

Work is carried out by under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca